UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 11, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

SMITH & NEPHEW PLC

11 March 2025

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2020

On 11 March 2025, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Global Share Plan 2020.

i. VESTING OF 2022 PERFORMANCE SHARE PROGRAMME AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 20 May 2022, and vested on 9 March 2025 at 59.3% of target for PDMRs who were members of the Company's Executive Committee on the date of grant, and 78.1% for other PDMRs appointed to the Executive Committee subsequent to the date of grant.  A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.  The table below sets out the number of shares under award which vested.  The remaining shares under award have lapsed.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of Smith & Nephew Global Share Plan 2020: Performance Share Programme awards granted on 20 May 2022, and subsequent sale of shares to cover tax liability
Date of Transaction	9 March 2025 (vesting) and 10 March 2025 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.441599	18,951 (of which 8,939 were sold and 10,012 retained)	N/A Single Transaction
Paul Connolly (President Global Operations)	PDMR	11.441599	23,831 (of which 8,143 were sold and 15,688 retained)	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.441599	20,420 (of which 9,632 were sold and 10,788 retained)	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	11.441599	10,859 (of which 3,232 were sold and 7,627 retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.441599	24,368 (of which 9,009 were sold and 15,359 retained)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.441599	29,821 (of which 11,866 were sold and 17,955 retained)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	11.441599	29,009 (of which 10,772 were sold and 18,237 retained)	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	11.441599	7,010 (of which 2,854 were sold and 4,156 retained)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.441599	12,909 (of which 4,794 were sold and 8,115 retained)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

ii.   FINAL VESTING OF 2022 DEFERRED BONUS SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2022 with vesting in equal tranches on the first, second and third anniversary of grant. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting on 9 March 2025 of Deferred Bonus Share awards, granted on 9 March 2022 under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	9 March 2025 (vesting) and 10 March 2025 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.441599	1,815 (of which 857 were sold and 958 retained)	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.441599	2,976 (of which 1,404 were sold and 1,572 retained)	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	11.441599	896 (of which 267 were sold and 629 retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.441599	752 (of which 278 were sold and 474 retained)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.441599	4,247 (of which 1,690 were sold and 2,557 retained)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	11.441599	3,436 (of which 1,276 were sold and 2,160 retained)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.441599	2,496 (of which 927 were sold and 1,569 retained)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

iii.  PARTIAL VESTING OF 2023 DEFERRED BONUS SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2023 with vesting in equal tranches on the first, second and third anniversary of grant. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting on 9 March 2025 of Deferred Bonus Share awards, granted on 9 March 2023 under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	9 March 2025 (vesting) and 10 March 2025 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.441599	1,761 (of which 830 were sold and 931 retained)	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	11.441599	1,995 (of which 682 were sold and 1,313 retained)	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.441599	1,897 (of which 895 were sold and 1,002 retained)	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	11.441599	590 (of which 176 were sold and 414 retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.441599	2,040 (of which 755 were sold and 1,285 retained)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.441599	2,985 (of which 1,187 were sold and 1,798 retained)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	11.441599	2,429 (of which 902 were sold and 1,527 retained)	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	11.441599	1,055 (of which 476 were sold and 579 retained)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.441599	975 (of which 362 were sold and 613 retained)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

iv.  PARTIAL VESTING OF 2024 DEFERRED BONUS SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 8 March 2024 with vesting in equal tranches on the first, second and third anniversary of grant. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting on 8 March 2025 of Deferred Bonus Share awards, granted on 8 March 2024 under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	8 March 2025 (vesting) and 10 March 2025 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.441599	3,208 (of which 1,513 were sold and 1,695 retained.)	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	11.441599	3,373 (of which 1,153 were sold and 2,220 retained.)	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.441599	3,456 (of which 1,630 were sold and 1,826 retained.)	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	11.441599	1,908 (of which 567 were sold and 1,341 retained.)	N/A Single Transaction
Rohit Kashyap (President, Advanced Wound Management and Global Commercial Operations)	PDMR	11.441599	3,778 (of which 1,125 were sold and 2,653 retained)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.441599	3,880 (of which 1,434 were sold and 2,446 retained.)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.441599	4,839 (of which 1,927 were sold and 2,912 retained.)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	11.441599	4,868 (of which 1,808 were sold and 3,060 retained.)	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	11.441599	1,875 (of which 885 were sold and 990 retained.)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.441599	6,046 (of which 2,245 were sold and 3,801 retained.)	N/A Single Transaction

All figures in these columns are stated to 6 decimal places where applicable.

Philip Horner
Group Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 11, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary